

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2015

Mr. Richard J. Daly
President and Chief Executive Officer
Broadridge Financial Solutions, Inc.
1981 Marcus Avenue
Lake Success, New York 11042

      Re: **Broadridge Financial Solutions, Inc.**
              Form 10-K for Fiscal Year Ended June 30, 2014
              Filed August 7, 2014
              File No. 001-33220

Dear Mr. Daly:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

Analysis of Reportable Segments, page 38

1. We note your discussion of the increases in revenues and earnings in your segments. In future filings please expand your disclosure to provide your investors with the reasons for the increases or decreases in revenues and earnings. For example, please disclose the reasons for increases in recurring fee revenues, event-driven revenues and distribution revenues in your Investor Communications Solutions segment and in net new business in your Securities Processing Solutions segment. We remind you that the purpose of Management's Discussion and Analysis is to provide your investors the opportunity to view your business through the eyes of management. Please refer to Item 303 of Regulation S-K and SEC release No. 33-8350.

Item 7A. Quantative and Qualitative Disclosures About Market Risk, page 49

2. Even though approximately 13.7% of your revenues for the fiscal year ended June 30, 2014 were derived from foreign sources, we note you have not provided any discussion of foreign currency exchange risks. Please explain to us why you believe no disclosures relating to your exposure to foreign currency risks are required. Refer to Item 305 of Regulation S-K. Where material, please also ensure that your results of operations discussion quantifies the impact of exchange rate movements on your financial results.

Consolidated Financial Statements,

Note 2. Summary of Significant Accounting Policies

B. Revenue Recognition, page 59

3. We note your disclosure in the last paragraph on page 6 that you act as a billing and collection agent for many nominees. We specifically note that you collect the fees and remit to nominees any difference between the fees that the nominees are entitled to collect and the amount that the nominees have agreed to pay you for your services. Please tell us how you recognize revenues from these transactions and how you considered including disclosures in your revenue recognition accounting policies explaining whether you record such revenues gross as a principal or net as an agent. Please refer to ASC 605-45.

4. Please tell us if you have any revenue transactions within the scope of ASC 605-25 or ASC 985-605.

Note 8. Impairment and Other Charges, Net, page 69

5. We note your disclosure on page 42 that you recognized $20.2 million of net impairment and restructuring charges during fiscal 2013. Please tell us the nature of these charges and where in your footnotes you have provided the applicable related disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332, or Andrew Blume, Staff Accountant at (202) 551-3254, with any questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ James Allegretto for

Jennifer Thompson
Accounting Branch Chief

Cc: David Lisa, Corporate Controller
     Broadridge Financial Solutions, Inc.